PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664    Fax: 337-896-6655

June 29, 2005

Ms. Tracie Towner

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, D.C. 20549-0405

Re:	OMNI Energy Services Corp.

Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2004

Filed April 1, 2005 and May 2, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2005

Filed May 19, 2005

File No. 0-23383

Dear Ms. Towner:

This letter responds to the comments OMNI Energy Services Corp. (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC” of the “Commission”) by letter dated June 20, 2005.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC Staff. We have reviewed and discussed this letter with our independent auditors, Pannell Kerr Forster of Texas, P.C., and our Audit Committee, and they concur with our conclusions in this letter.

Our responses utilize the same captions contained in the June 20, 2005 comment letter, and are numbered to correspond to the numbers assigned in your letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

1.	We note you converted a portion of your subordinated debt into 4,600 shares of preferred stock in 2002. Please disclose the terms of the conversion sufficiently to understand the reason there were no amounts credited to equity, in conjunction with the conversion.

Company Response

During May 2001, the Company became obligated to convert certain of its subordinated debt to equity by way of an agreement to allow the conversion of such debt in exchange for 4,600 shares of preferred stock. As a result of the agreement to convert, the debt amount was credited to equity when the Company became committed to issue the shares and recorded a credit to preferred stock equity to reflect this transaction. This event is described in Notes 4 and 9 to the Audited Financial Statements in the Form 10-K for the year ended December 31, 2001 and is again referenced in Note 9 of the 2004 Form 10-K. Accordingly, the substance of the accounting is reflected in the opening equity balances (December 31, 2001) of the Statement of Stockholders’ Equity reflected in the Form 10-K for the year ended December 31, 2004. However, the preferred shares were not actually physically issued until March 2002 and were recorded as outstanding at that time requiring no additional accounting.

We will include additional disclosure in future filings to further clarify that the shares were issued in 2002, but that the Company was contractually obligated, and thus accounted for the conversion, in 2001.

Note 12 – Acquisitions, page 58

2.	We note that you purchased Trussco, Inc. in June 2004, and filed the financial statements of that entity in a Form 8-K/A on September 14, 2004. However, the auditors have not been identified in the report that was included with your filing. Please amend your Form 8-K/A to comply with the guidance in Rule 2-02(a)(2) of Regulation S-X.

Company Response

We agree with your comment and we will file an amendment to the Form 8-K to comply with your comment and Rule 2-02(a)(2) of Regulation S-X to include the proper identification of the auditors.

3.	We note that you present pro forma information for three business acquisitions combined, occurring individually in 2002, 2003 and 2004, as if all the entities were acquired on January 1, 2002. Under paragraph 55 of SFAS 141, pro forma information related to results of operations of periods prior to a combination should be limited to the immediately preceding period. You indicate that your pro forma information reflects the Trussco acquisition for the two preceding periods.

Company Response

We acknowledge the guidance provided in paragraph 55 of SFAS 141 and concur it provides the minimum disclosure requirements for supplemental pro forma information related to business acquisitions. We determined that it would be of benefit to the users of the financial statements to provide a more complete pro forma comparison over the years presented as this would enhance the users understanding of the implications of the resent acquisitions of the Company, and most notably the original acquisition of American Helicopters in 2003 since this operation was discontinued in 2004 and ultimately provide superior information for the user for their decision making purposes.

We will consider the guidance in paragraph 55 of SFAS 141 in future filing; however, we do not believe limiting the amount of disclosure will provide benefit to users of these financial statements.

Note 13 – Discontinued Operations, page 60

4.	We note that you have accounted for business activity with AHI customers in Brazoria County, Texas as discontinued operations on the income statement. However, given your disclosure stating that you will “… move all operations to [your] main operating facility in Louisiana,” as well as your disclosure clarifying that personnel and aircraft associated with the Brazoria operations will be retained and are being relocated, it is unclear how you determined that the criteria in paragraph 42 of SFAS 144 had been met. It seems you would continue to have cash flows associated with operating the aircraft that you have relocated, as well as from personnel involved in these operations.

Company Response

We believe that our operations in Brazoria County, Texas qualified as a ‘separate component of the entity’ as defined by paragraph 42 of SFAS 144 as the operations were clearly distinguished physically and operationally. These operations represented our 2003 acquisition of American Helicopters, Inc. Our operations in Brazoria County dealt with a specific ‘line of customer’ that we discontinued serving upon our departure from that market. Further, our line of business in Brazoria County was considered operationally and physically distinct from our Louisiana operations due to the different customer base and type of service provided, some of which was land based services of which we do very little in our Louisiana operation. Thus, the customers, cash flows and operations related to this market have been eliminated entirely from ongoing activities.

We acknowledge that the assets were moved to our Louisiana location, however, we do not believe this disqualifies discontinued operations treatment as the decision to leave this market was deemed by management to be an ‘evolution of the company’s business’ as described in paragraph B106 of FAS 144. Management determined the assets would be better utilized serving another line of customer achieving higher utilization and realization in a different physical location. Further, paragraph B106 states that the lack of a disposition of assets does not preclude discontinued operation treatment. As such, we feel our treatment is consistent with the guidance found in SFAS 144.

Controls and Procedures, page 67

5.	Provide us with an update on your progress addressing and correcting the material weaknesses identified, impacting your internal controls over financial reporting. Please also identify the independent accounting experts that you are using in the interim, until you are able to replace your chief accounting officer. Describe the scope of activities and responsibilities assigned to your independent accounting experts, and explain how these compensate for your internal control weaknesses.

Company Response

Our Chief Accounting Officer departed the Company on December 28, 2004. Until a suitable replacement is identified, our Executive Vice President, who is our former Chief Financial Officer, has resumed an active role in daily oversight of all accounting matters. Further, when necessary, the Company will utilize the consulting services of a third party accounting and financial expert to (i) review and provide guidance upon the propriety of the recording of various accounting transactions and (ii) review and provide guidance upon our financial statements. Further, we would expect the financial and accounting expert to assist the Company with technical research regarding significant accounting transactions, disclosures and financial reporting.

We acknowledge that our Executive Vice President’s interim resumption of daily oversight of all accounting matters and the use of an outside financial accounting and reporting consultant does not supplant the in-house need for adequate and effective internal control over financial reporting. We do believe however that these interim steps compensate for our existing vacancy at the Chief Accounting Officer level until a suitable replacement is found. We have been in continuous search for a replacement since January 2005, and until such replacement is found, we will continue to describe our progress toward curing our material weaknesses in internal control over financial reporting, which we hope to be in the near term. Our internal assessment of our internal control over financial reporting does not reveal any other weaknesses that we believe would require further attention or disclosure at this time.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Additionally, the Company acknowledges that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, the Company acknowledges that it may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ G. Darcy Klug

G. Darcy Klug

Executive Vice President